RP 8/18

BB 8/17 #

06009762

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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ANNUAL AUDITED REPORT FORM X-17A-5 PART III

MAR 09 2006
DIVISION OF MARKET REGULATION

SEC FILE NUMBER
8-462

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 04/01/05 (MM/DD/YY) AND ENDING 12/31/05 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Janney Montgomery Scott LLC

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

1801 Market Street
(No. and Street)

Philadelphia	PA	19103
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Mark D. Knott — 215-665-6005 (Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Price Waterhouse Coopers
(Name – *if individual, state last, first, middle name*)

Two Commerce Square - 2001 Market Street	Philadelphia	PA	19103
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

PROCESSED
AUG 30 2006
THOMSON FINANCIAL

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Mark D. Knott, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Janney Montgomery Scott LLC, as of December 31, 2005, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Sworn to and subscribed before me this 21st day of Feb 2006

Signature

Senior Vice President and Chief Financial Officer

Title

Notary Public

COMMONWEALTH OF PENNSYLVANIA
NOTARIAL SEAL
FLORENCE G. FERRANTE, Notary Public
City of Philadelphia, Phila. County
My Commission Expires January 24, 2009

This report ** contains (check all applicable boxes):

- [x] (a) Facing Page.
- [x] (b) Statement of Financial Condition.
- [ ] (c) Statement of Income (Loss).
- [ ] (d) Statement of Changes in Financial Condition.
- [ ] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [ ] (g) Computation of Net Capital.
- [ ] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [ ] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- [ ] (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [x] (l) An Oath or Affirmation.
- [ ] (m) A copy of the SIPC Supplemental Report.
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

Janney Montgomery Scott LLC and Subsidiaries

Consolidated Statement of Financial Condition

December 31, 2005 with Report of Independent Auditors

Janney Montgomery Scott LLC

Consolidated Financial Statement

December 31, 2005

Contents

PRICEWATERHOUSECOOPERS

PricewaterhouseCoopers LLP
Two Commerce Square, Suite 1700
2001 Market Street
Philadelphia PA 19103-7042
Telephone (267) 330 3000
Facsimile (267) 330 3300

Report of Independent Auditors

To the Member and Board of Managers of
Janney Montgomery Scott LLC and its subsidiaries:

In our opinion, the accompanying consolidated statement of financial condition presents fairly, in all material respects, the financial position of Janney Montgomery Scott LLC and its subsidiaries (the "Company") at December 31, 2005 in conformity with accounting principles generally accepted in the United States of America. This financial statement is the responsibility of the Company's management; our responsibility is to express an opinion on this financial statement based on our audit. We conducted our audit of this statement in accordance with auditing standards generally accepted in the United States of America, which require that we plan and perform the audit to obtain reasonable assurance about whether the consolidated statement of financial condition is free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the consolidated statement of financial condition, assessing the accounting principles used and significant estimates made by management, and evaluating the overall consolidated statement of financial condition presentation. We believe that our audit of the consolidated statement of financial condition provides a reasonable basis for our opinion.

PricewaterhouseCoopers LLP

February 27, 2006

Janney Montgomery Scott LLC

Consolidated Statement of Financial Condition

December 31, 2005

Assets	
Cash	$ 56,535,352
Restricted cash	2,278,934
Receivable from brokers, dealers and clearing organizations:	
Securities borrowed	1,147,560,143
Securities failed to deliver	1,867,435
Clearing organizations	2,110,825
Other	5,004,287
Receivable from customers (net of $1,066,493 allowance for doubtful accounts)	480,468,040
Receivable from noncustomers	7,376
Securities owned, at market value	50,170,853
Investment in subsidiaries, partnerships and affiliates	5,339,525
Exchange memberships, at cost (market value $14,535,000)	2,747,018
Furniture, equipment and leasehold improvements at cost (net of accumulated depreciation and amortization of $52,499,497)	9,594,875
Intangible Assets (net of accumulated amortization of $1,233,000)	7,467,000
Goodwill	42,885,688
Other assets	155,721,687
Total assets	$ 1,969,759,038
Liabilities and Member's equity	
Short-term bank loans	$ 132,829,256
Payable to brokers, dealers and clearing organizations:	
Securities loaned	1,265,335,751
Clearing organizations	5,721,718
Securities failed to receive	7,283,056
Other	73,080
Payable to customers	127,685,488
Securities sold, not yet purchased, at market value	8,534,353
Accounts payable and accrued liabilities	120,644,420
	1,668,107,122
Subordinated note payable	22,000,000
Member's equity	279,651,916
Total liabilities and Member's equity	$ 1,969,759,038

See accompanying notes.

Janney Montgomery Scott LLC

Notes to Consolidated Financial Statement

December 31, 2005

1. Organization

Janney Montgomery Scott LLC (the "Company") is a broker-dealer registered in fifty states, the District of Columbia and Puerto Rico, and a wholly owned subsidiary of Independence Square Properties LLC (the "Member"), which is a wholly owned subsidiary of The Penn Mutual Life Insurance Company ("Penn Mutual").

On March 22, 2005, the Company acquired 100 percent of the outstanding common shares of Parker/Hunter Incorporated ("Parker/Hunter"), a broker-dealer headquartered in Pennsylvania that operates 21 offices in Pennsylvania, Ohio, and West Virginia. Parker/Hunter operated as a wholly owned subsidiary of the Company subsequent to acquisition, until it was merged into the Company on June 24, 2005.

Grant Street Capital Management LLC (the "General Partner") is the general partner of two partnerships, Grant Street Capital Partners LP and Grant Street Capital Partners (QP) LP (the "Partnerships"). The General Partner is a wholly owned subsidiary of the Company, and all of the managing directors of the General Partner are officers or other employees of the Company. The General Partner has control of the Partnerships. Therefore, the Partnerships are consolidated in these financial statements. At December 31, 2005, aggregate assets, liabilities and equity in the Partnerships was approximately $9,800,000, $3,200,000 and $6,600,000, respectively. The Company's ownership interest in the Partnerships was approximately $590,000 at December 31, 2005.

2. Summary of Significant Accounting Policies

Changes in Significant Accounting Policies

During 2005, the Company changed from a March fiscal year end to a December calendar year end.

Restricted Cash

Restricted cash at December 31, 2005 was $2,278,934, which represents cash in an escrow account in connection with the acquisition of Parker/Hunter for potential liabilities. This cash is not available to the Company for general corporate use.

2. Summary of Significant Accounting Policies (continued)

Securities Transactions

Proprietary and customer transactions in securities and listed options are recorded on a trade-date basis.

Securities owned and securities sold but not yet purchased are valued at market value except for fixed income instruments whose value is determined by matrix pricing utilized by a recognized independent pricing service.

Securities Lending Activities

Securities borrowed and securities loaned are generally reported as collateralized financings. Securities borrowed transactions require the Company to deposit cash, letters of credit, or other collateral with the lender. With respect to securities loaned, the Company receives collateral in the form of cash or other collateral. In both types of transactions, the collateral deposited or received is in an amount generally in excess of the market value of securities borrowed or loaned. The Company monitors the market value of securities borrowed and loaned on a daily basis, with additional collateral obtained, deposited, or refunded as necessary.

Investment Banking

Investment banking revenues are recorded as follows: management fees and underwriting fees as of the offering date and related sales commissions on trade date.

Financial Instruments

Statement of Financial Accounting Standards No. 107, *Disclosures about Fair Value of Financial Instruments*, requires the Company to report the fair value of financial instruments, as defined. The fair value of the Company's subordinated debt is not determinable, as it's between related parties. Substantially all other of the Company's assets and liabilities are carried at fair value or contracted amounts that approximate fair value.

2. Summary of Significant Accounting Policies (continued)

Goodwill and Intangibles

The Company accounts for goodwill according to the requirements of Financial Accounting Standards Board Statement No. 142, *Goodwill and Other Intangible Assets* ("FAS 142"). Upon adoption of FAS 142, the Company ceased amortization of goodwill in accordance with FAS 142 and reevaluates the book value of goodwill at least annually for impairment. As of December 31, 2005, no impairment has been recorded. Prior to the adoption of FAS 142, the Company recorded accumulated amortization of goodwill in the amount of $15,891,236.

The Company accounts for identifiable intangible assets according to FAS 142 and amortizes the value of those assets over their estimated useful life.

Employee Loans and Advances

The Company provides certain financial consultants with loans as part of the Company's retention strategy for its key revenue producing employees. These loans are generally repayable through bonuses over a four to ten year period based upon continued employment with the Company. If the employee leaves before the term of the loan expires, the balance becomes immediately due and payable.

Taxes

The Company is included in a consolidated federal income tax return filed by Penn Mutual. In accordance with the tax allocation policy of the consolidated group, the Company determines its federal income tax liability on a separate-return basis and makes the required tax reimbursements to the Member.

Penn Mutual, as a mutual insurance company, is generally not subject to state income taxes, as a result the Company, as a consolidated entity, has no state income tax liability. The Company is subject to the Pennsylvania State Franchise Tax, which it pays directly to the State of Pennsylvania.

Promotional Advertising

In accordance with SOP 93-7, the Company expenses advertising costs as incurred.

2. Summary of Significant Accounting Policies (continued)

Investments in Subsidiaries, Partnerships and Affiliates

The Company's other investments represent its investments in limited partnerships and limited liability companies which, in accordance with FASB Interpretation 46R (FIN 46), do not meet the requirements for consolidation. Within these investments is a non-managing interest in a limited partnership (the "LP") in which the Firm has a variable interest but is not the primary beneficiary under FIN 46. The LP was organized in February 2000 for the purpose of investing in start-up entities with the goal of capital appreciation. The Company's value of this investment at December 31, 2005 was $4,394,634.

These investments are valued as of the prior quarter-end based on portfolio valuations provided by the applicable General Partner, with consideration for changes in the value of the underlying investments during the current quarter. We believe this represents the Company's best estimate of fair value as of December 31, 2005. Because of the inherent uncertainty of this valuation, however, these estimated values may differ significantly from the values that would have been used had a ready market for these underlying securities existed, and the differences could be material.

Furniture, Equipment, and Leasehold Improvements

All furniture, equipment, and leasehold improvements are recorded at cost, net of accumulated depreciation and amortization. Amortization on leasehold improvements is provided on a straight-line basis over six years or the length of the lease, whichever is shorter. Furniture and equipment are depreciated using the modified accelerated cost recovery system generally over two to seven years, which is not materially different than accounting principles generally accepted in the United States. As of December 31, 2005 furniture and equipment, and leasehold improvements are $51,262,081 and $10,832,291 respectively. Accumulated depreciation on furniture and equipment and leasehold improvements are $45,499,753 and $6,999,744 respectively.

Use of Estimates

The preparation of this financial statement in conformity with accounting principles generally accepted in the United States requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of this financial statement. Actual results could differ from those estimates.

3. Securities Owned and Securities Sold, Not Yet Purchased

Securities owned and securities sold, not yet purchased, at market value consist of the following at December 31, 2005:

	Owned	Sold, Not Yet Purchased
U.S. Government and agency obligations	$ 6,559,058	($ 4,243,741)
State and municipal obligations	28,983,463	(138,907)
Corporate obligations	5,777,634	(1,570,156)
Equities, insurance, & mutual funds	8,850,698	(2,581,549)
	$ 50,170,853	($ 8,534,353)

4. Short-term Bank Loans

The Company borrows from two banks in connection with the securities settlement process and to finance margin loans made to customers. The Company is required to collateralize amounts borrowed in excess of $50,000,000 from one of these banks. At December 31, 2005, these banks extended short-term bank loans in the amount of $68,000,000 and $15,000,000 which were collateralized by customer-owned securities valued at approximately $74,565,450 and $20,464,150. The bank loans are demand obligations and generally require interest based upon the federal funds rate. At December 31, 2005, the weighted-average interest rate on these borrowings was 4.36%. All of the remaining bank loans, which consist of overdrafts of depository accounts of $49,829,256 are not collateralized.

5. Subordinated Note Payable

The subordinated note payable (the "Note") is subordinated to the claims of general creditors and consists of a note issued pursuant to a cash subordination agreement in the amount of $22,000,000, which is due to Penn Mutual on July 16, 2008. The Note was approved by the New York Stock Exchange, Inc. (the "NYSE") and is available in computing net capital under the Securities and Exchange Commission's (the "SEC") Uniform Net Capital Rule ("Rule 15c3-1"). Interest is payable semi-annually on July 15 and January 15, at a floating rate which was 4.79% at December 31, 2005. The Note may only be repaid contingent upon the Company's continued compliance with its minimum net capital requirements. Interest payable on the Note was $482,992 as of December 31, 2005 included in accounts payable and other liabilities.

6. Member's Equity

The Company entered into an operating agreement with the Member which sets forth the rights, obligations, and duties with respect to the Company. According to the operating agreement, the Member shall not be personally liable to creditors of the Company for debts, obligations, liabilities, or losses of the Company, except as required by law. The Member has the right, but is not required, to make capital contributions upon request of the Company. The Member may require the Company to make distributions of cash or property at such times and amounts as it determines, subject to regulatory limitations and approval.

During the nine months ended December 31, 2005, the Company paid quarterly distributions equal to 100% of net income, after tax, to the Member. The Company made a distribution of $6,154,990 on February 6, 2006 to the Member which was accrued as of December 31, 2005.

In addition to these payments, the Company made a one-time special dividend payment to the Member of $12,000,000 on December 28, 2005.

7. Taxes

Deferred income tax assets and liabilities arise from temporary differences between the tax basis of an asset or liability and its reported amount in the statement of financial condition. At December 31, 2005, accounts payable and accrued liabilities include $2,446,750 of which $2,162,144 is due to the Member for estimated taxes. In addition, the Company had a net deferred income tax asset of $13,675,744 consisting of $16,289,194 in deferred tax assets and $2,613,450 in deferred tax liabilities. The Company's deferred tax asset, included in other assets, primarily reflects accrued expenses, which are not currently deductible for income tax purposes net of tax liabilities related to the acquisition of Parker/Hunter. The Company believes it will fully realize its deferred tax asset in future years, thus a reserve allowance is not deemed necessary.

8. Regulatory Requirements

The Company is subject to Rule 15c3-1 of the SEC and the capital rules of the NYSE. The Company has elected to use the alternative method permitted by Rule 15c3-1 which requires that it maintain minimum net capital, as defined, equal to the greater of $1,000,000 or 2% of aggregate debit balances arising from customer transactions, as defined. The NYSE may prohibit a member firm from expanding its business or paying cash dividends/distributions if resulting net capital would be less than 5% of aggregate debit items, as defined, and may require a member firm to reduce its business if its net capital is less than 4% of aggregate debit items, as defined. At December 31, 2005, the Company's net capital was $114,188,615 which was $104,316,087 in excess of 2% of aggregate debit items, as defined, and the Company's net capital percentage was 23.13%.

As a clearing broker/dealer, the Company has elected to compute a reserve requirement for Proprietary Accounts of Introducing Broker/Dealers (the "PAIB"), as defined. The PAIB is completed to allow each correspondent firm that uses the Company as its clearing broker/dealer to classify its assets held by the Company as allowable assets in the correspondents' net capital calculation. At December 31, 2005, the Company has no reserve requirement for PAIB.

9. Goodwill and Intangible Assets

FAS 142 provides that goodwill is not amortized and the value of an identifiable intangible asset must be amortized over its useful life, unless the asset is determined to have an indefinite useful life. Goodwill and indefinite-life intangible assets are analyzed at least annually for impairment. During the nine months ended December 31, 2005, no impairment charges were recognized.

In connection with the acquisition of Parker/Hunter, the Company acquired $8,700,000 of identifiable intangible assets. These are included in other assets and have a weighted average useful life of approximately 11 years. The intangible assets that make up that amount include a trade name of $300,000 (2-year useful life), and customer related intangibles of $8,400,000 (11-year weighted average useful life). As of December 31, 2005, the Company has recorded $1,233,000 in amortization related to this intangible asset.

During the nine months ended December 31, 2005, certain adjustments were made to the allocation of the purchase price of Parker/Hunter which resulted in a net decrease in goodwill of $783,548.

10. Commitments and Contingencies

At December 31, 2005, the Company's future minimum rental commitments on the leases for its main office and 100 sales offices under noncancelable operating leases were as follows:

2006	$ 14,820,378
2007	12,993,742
2008	12,358,494
2009	11,274,595
2010	9,759,618
2011 and thereafter	16,944,228
	$ 78,151,056

Certain leases contain provisions for escalations.

The Company, together with various other brokers, dealers, corporations, and individuals, has been named as a defendant in a number of actual and purported class-action lawsuits, many of which involve material or undeterminable amounts and alleged violations of federal and state securities laws. The Company is also a defendant in other lawsuits and regulatory matters incidental to its securities business. Management of the Company believes, after consultation with outside legal counsel, that the resolution of these various matters will not result in any material adverse impact on the financial position of the Company. However, the results of operations could be materially affected during any period if liabilities in that period differ from the Company's prior estimates, and the Company's cash flow could be materially affected during any period in which these matters are resolved. In accordance with Financial Accounting Standards Board Statement No. 5, *Accounting for Contingencies*, the Company has established provisions for estimated losses from pending complaints, legal actions, investigations, and proceedings. The ultimate costs of litigation-related charges can vary significantly from period to period, depending on such factors as market conditions, the size and volume of customer complaints and claims, including class action suits and recoveries from indemnification, contribution or insurance reimbursements. At December 31, 2005, the Company's liability for losses and contingencies was $3,498,000.

The Company has investments in various partnerships to which it is required to commit a maximum amount of capital. As of December 31, 2005, the Company has contributed $4,825,000 as an investment and is committed to an additional $175,000. Under the terms of the partnership agreements, certain losses are allocated to the Company and the general partners before being allocated to the limited partners. The Company may in the future, under certain conditions, be required to contribute additional capital up to its maximum commitment with no resulting investment value.

10. Commitments and Contingencies (continued)

The Company has outstanding underwriting agreements and when-issued contracts which commit it to purchase securities at specified future dates and prices. The Company pre-sells such issues to manage risk exposure related to these off-balance-sheet commitments. Subsequent to December 31, 2005, such transactions settled with no material effect on the financial statements as of that date.

11. Financial Instruments with Off-Balance-Sheet Risk and Concentrations of Credit Risk

In the normal course of business, the Company's customer activities involve the execution, settlement, and financing of various customer securities transactions. These activities may expose the Company to off-balance-sheet risk in the event the customer or other broker is unable to fulfill its contracted obligations and the Company has to purchase or sell the financial instrument underlying the contract at a loss.

In addition, the Company has sold securities, on a proprietary basis, that it does not currently own and will therefore be obligated to purchase such securities at a future date. The Company has recorded these obligations in the financial statements at December 31, 2005, at market values of the related securities, and will incur a loss if the market value of the securities increases subsequent to December 31, 2005.

The Company's customer securities activities are transacted on either a cash or margin basis. In margin transactions, the Company extends credit to its customers, subject to various regulatory and internal margin requirements, collateralized by cash and securities in the customers' accounts. In connection with these activities, the Company executes and clears customer transactions involving the sale of securities not owned by the customers, substantially all of which are transacted on a margin basis subject to individual exchange regulations. Such transactions may expose the Company to significant off-balance-sheet risk in the event margin requirements are not sufficient to fully cover losses that customers may incur. In the event the customer fails to satisfy its obligations, the Company may be required to purchase or sell financial instruments at prevailing market prices to fulfill the customer's obligations. The Company seeks to control the risks associated with its customer activities by requiring customers to maintain margin collateral in compliance with various regulatory and internal guidelines. The Company monitors required margin levels daily and; pursuant to such guidelines, requires the customer to deposit additional collateral or to reduce positions when necessary.

11. Financial Instruments with Off-Balance-Sheet Risk and Concentrations of Credit Risk (continued)

The Company's customer financing and securities settlement activities require the Company to pledge customer securities as collateral in support of various secured financing sources such as bank loans and securities loaned. In the event the counterparty is unable to meet its contractual obligation to return customer securities pledged as collateral, the Company may be exposed to the risk of acquiring the securities at prevailing market prices in order to satisfy its customer obligations. The Company controls this risk by monitoring the market value of securities pledged on a daily basis and by requiring adjustments of collateral levels in the event of excess market exposure. In addition, the Company establishes credit limits for such activities and monitors compliance on a daily basis.

At December 31, 2005, customer margin securities of $605,201,000 and stock borrowings of approximately $1,133,543,000 were available to the Company to utilize as collateral on various borrowings or other purposes. The Company utilized $95,029,600 of these available securities as collateral for bank loans and $1,133,269,000 in stock loan agreements.

At December 31, 2005, the Company had utilized $30,553,466 of securities owned by customers as collateral for Option Clearing Corporation ("OCC") margin requirements.

12. Employee Benefit Plans

The Company has a qualified defined contribution profit-sharing plan which covers all employees who meet certain eligibility requirements. Contributions to this plan are determined on a discretionary basis by the Board of Managers.

The Company has a nonqualified deferred compensation plan for certain financial consultants, which provides for full vesting after five or ten years. The participants' balances change based on a variable rate of return. At December 31, 2005, a mix of Treasury Strips and Corporate Owned Life Insurance (COLI) was held within Other Assets to fund this plan. The Treasury Strips are carried at a fair market value of $2,623,860 and the COLI is carried at the cash surrender value of the underlying policies of $32,026,022.